Exhibit 99.3

Director’s Interests in the Ordinary Shares of Cable and Wireless plc

Cable and Wireless plc (“the Company”) advises that on 6 February 2004 Lord Robertson of Port Ellen was granted the following share options under the Company’s Share Option Plan in accordance with the rules of the Cable & Wireless Incentive Plan:-

Director	Number of Options on the Company’s Ordinary Shares of 25 pence each

Lord Robertson of Port Ellen	558,464 at a price of 143.25 pence per Ordinary Share

The options granted are exercisable from 6 February 2007 to 5 February 2011, subject to the achievement of performance conditions based upon Total Shareholder Return (“TSR”).

Full vesting occurs only if the TSR performance of the Company meets or exceeds the upper quartile measured against the constituents of the FTSE Global Telecoms Sector Index during the performance period starting on 1 April 2003 and ending either on the third anniversary of the date of grant or at the end of any successive month until the fifth anniversary of the date of grant. Where TSR performance meets the median, 50% of the initial award vests. A sliding scale operates between median and upper quartile and nothing vests for performance below the median. If performance conditions have not been met by the fifth anniversary of the beginning of the performance period, the options lapse.

The Director was advised of this information on 6 February 2004.